FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-2697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated August 14, 2013 entitled “AFP PROVIDA S.A. reports its results for the period ended June 30, 2013”

For immediate release

Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 2351 1483
E-mail: myanezm@bbvaprovida.cl

Santiago, Chile – August 14, 2013 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended June 30, 2013. All figures are expressed in Chilean pesos and are prepared in accordance with the International Financial Reporting Standards (IFRS).

AFP PROVIDA S.A. reports its results for the period ended June 30, 2013

GENERAL HIGHLIGHTS FOR THE FIRST HALF OF 2013

Ü   In the first half of 2013 (1H13), the Company recorded a profit of Ch$100,445.5 million, higher by Ch$45,551.8 million or 83.0% with respect to the profit recorded in the first half of 2012 (1H12). This result was mainly boosted by profits generated on the sale of equity interests held in foreign associates (Ch$53,321.4 million).

Ü   Additionally, revenues continued exhibiting a growing trend, rising by Ch$3,098.6 million with respect to the same period of 2012, stemming from higher fee income received (Ch$4,430.3 million or 5.8%) given increased mandatory fees received as a result of higher taxable base of contributors recorded in the semester. It is worth mentioning that 1H12 recorded extraordinary revenues from the Social Pension Institute, which if were isolated in the analysis, would result in a growth of 7.3% in fee income.

Ü   Moreover, operating expenses increased by Ch$5,491.0 million, due to superior employee expenses (Ch$2,345.6 million) as a new distribution model was implemented, seeking to improve the agents sales’ profiles in order to reinforce the leading position of the Company and to achieve new opportunities in the market. Additionally, the period recorded higher administrative expenses (Ch$2,057.0 million) due to the personnel transferred from BBVA Servicios Corporativos to Provida’s permanent personnel, which had a compensation in a lower installment paid to BBVA Servicios Corporativos. Such expense is accounted for in administration expenses; however, such saving was offset by higher expenses incurred in advisories provided in the sale of Provida International’s associates, as well as, in operational write-offs.

Ü   In 1H13, mandatory investments recorded lower gains of Ch$2,831.2 million with respect to 1H12, as a result of an inferior weighted average nominal return recorded in the period (+1.46% v/s +2.97% in 1H12), basically losses recorded in local stock markets and lower returns achieved by variable income in emerging markets.

Ü   In non-operating terms, associates recorded lower profits of Ch$2,839.0 million due to the sale of equity interests held in AFORE Bancomer in Mexico and AFP Horizonte in Peru in 1Q13. These foreign associates generated profits of Ch$3,763.1 million in 1H12, which were partially offset by higher profits generated in 1H13 by local associates (Ch$924.2 million) mainly by Administradora de Fondos de Cesantía. It is worth noticing that the sale of equity interests in foreign associates generated profits before taxes of Ch$38,755.2 million regarding AFORE Bancomer in Mexico, and Ch$26,833.9 million regarding AFP Horizonte in Peru.

Ü   Regarding income taxes, they recorded a higher expense of Ch$11,491.3 million or 102.8% given higher profits before taxes attained in the period, which were boosted by the sale of equity interests held in foreign associates mentioned above.

Ü   Since Provida became the sole shareholder in AFP Génesis (Ecuador) Provida’s financial statements are consolidated with this associate, resulting in the acknowledgment of a profit of Ch$1,045.7 million in 1H13 through various components of the income statement, decreasing by 31.1% with respect to the same period in 2012.

Ü   As of June 30, 2013, Provida continues to lead the Chilean pension fund industry with a total of US$44,471.8 million of assets under management, equivalent to a market share of 28%. Also, Provida is a leader in terms of clients with an average portfolio of 3.4 million participants and 1.8 million of contributors as of June 2013, equivalent to market shares of 36% and 34% respectively.

GENERAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2013

Ü   The second quarter of 2013 (2Q13) recorded a profit of Ch$21,468.9 million, slightly lower by Ch$105.0 million or 0.5% with respect to the profit attained in the second quarter of 2012 (2Q12).

Ü   During the quarter, higher revenues of Ch$2,233.4 million were recorded, due to superior fee income (Ch$2,871.8 million or 7.6%) as a consequence of the growth of salary base, where the positive evolution of taxable income of contributors has been a determining factor, as the trend exhibited in recent years.

Ü   Regarding operating expenses, they increased by Ch$3,047.7 million, basically referred to employee expenses, as a consequence of a greater staff maintained in the quarter. In relation to sales employee expenses, the increase of Ch$1,287.5 million was the outcome of the implementation of a new distribution model which aim is to improve the sales agents’ profiles. Likewise, administrative employee expenses increased by Ch$1,137.1 million, related to personnel transferred from BBVA Servicios Corporativos towards Provida’s permanent personnel in September 2012, which had its counterpart in savings in advisories, given the amendment in the contract with BBVA Servicios Corporativos. The latter was not enough to offset the rise experienced by operating expenses related to marketing, data processing and operational write-offs.

Ü   Likewise, mandatory investments recorded losses, but lower than the loss recorded in the same quarter of last year, which involved a positive variation of Ch$2,315.5 million. The above due to the weighted average return of pension fund was -0.46% in 2Q13 which compared with -1.57% of 2Q12.

Ü   In non-operating terms, the period recorded lower profits from associates of Ch$926.8 million due to the sale of equity interests held in AFORE Bancomer in Mexico and AFP Horizonte in Peru in the first quarter of 2013. These foreign associates generated profits of Ch$1,661.9 million in 2Q12, however, local associates generated increased profits of Ch$735.1 million in 2Q13, mainly from Administradora de Fondos de Cesantía.

MAIN BUSINESS DRIVERS FOR THE FIRST HALF OF 2013

Business Drivers	Jun-13	Market
		Share

Average number of affiliates	3,401,377	36.2%
Average number of contributors	1,802,530	33.6%
Average number of pensioners	646,476	37.5%

Average salary base (US$ Million)	1,667.0	27.2%
AUM (US$ Million)	44,471.8	28.1%
Average real return of Pension Fund (Cum. Jun13)	1.41%
Pension Fund Type A real return (Cum. Jun13)	0.76%
Pension Fund Type B real return (Cum. Jun13)	0.13%
Pension Fund Type C real return (Cum. Jun13)	1.31%
Pension Fund Type D real return (Cum. Jun13)	2.31%
Pension Fund Type E real return (Cum. Jun13)	2.96%

Other Variables	Jun-13	Market
		Share

Average number of branches	59	27.5%
Average number of administrative employees	1,034	25.7%	(1)
Average number of sales agents	688	29.5%	(1)

(1) Market Share as of March, 2013

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST HALF OF 2013

In accordance with the last available information, the monthly economic activity index (IMACEC) grew by 4.2% in June 2013 a year over year growth. The Commerce and Mining sectors made a positive contribution to the growth, while, the Industry sector subtracted by being affected by specific factors from certain sectors.

Regarding foreign trade, the trade balance accumulated a positive surplus of US$2,486.0 million in first half of 2013 (1H13), a 42% decline than the figure recorded in first half of 2012 (1H12), due to increased imports as exports were almost in line.

In 1H13, exports accumulated US$39,702.4 million, a slight increase of 0.2% as compared to the same period in 2012. This result was partly boosted by the growth experienced by non-mining exports (representing 40% of total exports), mainly due to the increases exhibited by fuels and mineral oils (butane gas and diesel oil), beverages and alcoholic liquors (wines), fishing/aquaculture sector (salmon) and cereal sector (corn). The above was almost offset by decreased mining exports (which accounting for 60% of total exports), basically lower volumes of shipments and a decreased price recorded by copper.

Likewise, imports totaled US$37,216.4 million, an increase of 5% as compared to 1H12, due to the increase registered by non-fuel imports (representing 79% of total imports), mainly the growth experienced by imports of land vehicles (cars), machines and mechanical devices (spare parts and mechanical fittings) and equipments and electrical devices (cell phones). The latter was partially offset by the decreased imported volume of fuels (representing 21% of total imports) mainly diesel oil (fewer shipments) and natural liquefied gas (a lower price).

The Consumer Price Index (CPI) recorded a cumulated variation of 0.8% in the six months of 2013 and 1.9% in a twelve month-period. The cumulative variation in 1H13 was mainly the outcome of increases recorded by Food and non-alcoholic Beverages (1.7% with an effect of 0.32 p.p.), Education (4.4% with an effect of 0.27 p.p.), Health (2.8% with an effect of 0.15 p.p.), Restaurants and Hotels (1.8% with an effect of 0.08 p.p.) and Utilities (0.6% with an effect of 0.08 p.p.); which were partially offset by the decline recorded by Clothing and Footwear (-5.4% with an effect of -0.28 p.p.).

Regarding the monetary policy rate, the Board of the Central Bank at its meeting held in July 11, 2013, decided to keep the monetary policy rate at 5.0% annually. It was informed that, at external level, a gradual recovery of the U.S. economy is anticipated; the Euro zone remains in recession and the growth prospects for China are being adjusted downwards, as well as for other emerging economies. At local level, a gradual slowdown has continued in terms of activity and domestic demand, especially investment, while, the labor market remains tight. Total inflation approached the tolerance range, but expectations regarding inflation remain around the target in the policy horizon. Although, the consolidation of the trends formulated in the last monetary policy report may require certain adjustments in the monetary policy during the next months, future changes in the monetary rate will depend on the implications of domestic and external macroeconomic conditions on inflation perspectives.

In relation to the labor market, the mobile quarter April-June 2013 recorded an unemployment rate of 6.2%, recording a decrease of 0.2 percentage points with respect of the previous quarter, and 0.4 percentage points in twelve months. The decrease of the unemployment rate, in twelve months, was the consequence of an expansion of Occupation (2.2%) with respect to labor force (1.8%). By activities, the Commerce sector recorded the most significant and positive impact in total employment, followed by Education and Construction sectors. By occupational categories, the salaried sector recorded an annual increase of 2.2% and continued being the driver that encourages the growth of total employment.

Finally, regarding the Company’s information, on July 19, 2013, the Superintendency of Pensions authorized the societies MetLife Chile Acquisition Co. S.A. and Inversiones Holdco Tres Ltda. to jointly acquire (direct and indirectly the first society, meanwhile indirectly the second society) up to 100% of the shares of Administradora de Fondos de Pensiones Provida S.A. The official authorization states that such societies sufficiently credited the existence of the conditions enabling to acquire the shares of AFP Provida.

This operation shall be executed within six months provided that all the information submitted to the Superintendency of Pensions proving compliance with the requirements established in the Law, do not suffer any modification.

BUSINESS DEVELOPMENT

COMPREHENSIVE INCOME STATEMENT

Profit

During the first half of 2013 (1H13), the Company recorded a profit of Ch$100,445.5 million, an increase of Ch$45,551.8 million or 83.0% as compared to the profit attained in the first half of 2012 (1H12).

This result was mainly boosted by the profit generated in the first quarter of 2013, stemming from the sale of the equity interests held in AFORE Bancomer in Mexico (Ch$32,734.2 million net of taxes) and AFP Horizonte in Peru (Ch$20,587.2 million net of taxes).

Additionally, 1H13 recorded higher revenues of Ch$3,098.6 million (3.7%) due to an increase in fee income by Ch$4,430.3 million or 5.8% due to higher mandatory contributions attributable to the growth of salary base. As informed in the previous press release, the basis of comparison was affected by extraordinary revenues received in 1Q12 from the Social Pension Institute (IPS). If such effect were isolated, fee income would have increased by 7.3%. This result was partially offset by lower other revenues of Ch$1,331.7 million due to lower financial revenues received from the life and disability insurance contract currently in a run-off stage, as well as, lower revenues from the associate AFP Génesis in Ecuador during the period.

Likewise, operating expenses increased by Ch$5,491.0 million partly affected by the increase in sales employee expenses by Ch$2,345.6 million, explained by the implementation of a new distribution model that seeks to improve the profile of sales agents, to reinforce the leading position of Provida in the market and to achieve new opportunities in the industry. The remaining Ch$3,145.4 million were mainly associated to expenses due to a greater administrative staff maintained (Ch$2,057.0 million), as personnel were transferred from BBVA Servicios Corporativos towards the AFP’s permanent personnel. The latter was offset by a lower installment paid to BBVA Servicios Corporativos accounted for as administrative expenses, but which is not reflected in the final item, since the period recorded higher expenses in advisories mostly related to the sale of equity interests in Provida Internacional and operational write-offs.

In connection with mandatory investments, the period recorded lower gains of Ch$2,831.2 million. In figures, the weighted average nominal return of pension funds was +1.46% in 1H13, which compares with +2.97% mainly as a consequence of the fall experienced by the local Stock Exchange, as well as, lower returns from emerging markets.

In relation to the non-operating result, lower profits from equity accounted associates of Ch$2,839.0 million were highlighted, provoked by the sale of equity interests in foreign associates (AFP Horizonte and AFORE Bancomer) aforementioned.

Regarding income tax, the Company recorded a higher provision of Ch$11,491.3 million due to higher profits before taxes determined by the sale of equity interests held in AFP Horizonte and AFP Bancomer.

During 1H13, earnings per share (each ADR represents fifteen shares) were Ch$303.17 as compared to Ch$165.68 obtained in 1H12. As of June 30, 2013, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the same date in 2012.

Revenues

In 1H13, revenues were Ch$86,091.4 million, an increase of Ch$3,098.6 million or 3.7% as compared to the same period in 2012. This increase was explained by higher fee income of Ch$4,430.3 million due to the growth of mandatory contributions. However, the latter was partially offset by lower other revenues of Ch$1,331.7 million due to lower financial revenues from the life and disability insurance contract, as well as, lower revenues from the associate AFP Génesis in Ecuador recorded in the period.

•
Fee income was Ch$81,401.4 million in 1H13, an increase of Ch$4,430.3 million (5.8%) as compared to the same period in 2012. In this regard, the basis of comparison for mandatory fee income were affected by the regularization of residual and unprocessed contributions from previous periods made by the Social Pension Institute in January 2012, so if this effect is excluded, the mandatory fee income would have grown by 7.3%, reflecting the increase in the salary base of Provida’s contributors.

As a result of the growing trend of its fee income previously mentioned, Provida has maintained its leading position in the pension industry with average market shares of 36% in terms of number of participants, 34% in terms of contributors, 27% in terms of salary base and 28% in assets under management as of June 30, 2013. In figures, the average number of contributors was 1,802,530 and the monthly average salary base was US$1,667.0 million in the first semester of 2013. Assets under management amounted to US$44,471.8 million as of June 30, 2013.

•
Other revenues were Ch$4,689.9 million in 1H13, lower by Ch$1,331.7 million (22.1%) with respect to 1H12. This result was partly attributable to lower financial revenues of Ch$558.7 million (67.0%) stemming from the life and disability insurance contract, currently in a run-off stage, since lower cash flows were recorded due to the settlement of casualties also in run-off; and lower returns recoded in the period. Additionally, lower other revenues of Ch$773.1 million (14.9%) were recorded basically attributable to lower revenues from the associate Génesis in Ecuador due to the elimination of charges in accounts maintenance, as well as, lower revenues for services rendered to Administradora de Fondos de Cesantía.

Mandatory investments

In 1H13, gains from mandatory investments were of Ch$2,980.5 million, a decrease of Ch$2,831.2 million or 48.7% with respect to gains recorded in 1H12. As of June 2013, the weighted average nominal return of pension funds was +1.46%, as compared to the return of +2.97% recorded in the same period in 2012. The main contributions were Fund Type C (44% of the gains) with a nominal return of +1.36% and Fund Type D (30% of the gains) with a nominal return of +2.36%.

Lower gains recorded in the period were basically attributable to the fall of -6.3% experienced by the local Stock Exchange in 1H13 (measured through IPSA) as compared to the rise of +5.3% recorded in the same period of 2012. In addition, the period registered lower returns obtained by emerging economies during the first half of 2013: MSCI Emerging -11.1%; Brazil -22.2%, China -18.5%, Russia -16.8% and Mexico -7.1% versus the 1H12: MSCI Emerging +2.4%; Brazil -4.3%, China -2.8%, Russia -2.4% and Mexico +8.4. However, the above result was partially offset by a better performance of foreign variable income in developed countries in 1H13: MSCI World +7.1%; Japan +31.0%; USA +12.6% and Europe +1.1%, versus 1H12: MSCI World +4.8%; Japan +7.8%; USA +8.7% and Europe +0.5%.

Life and disability insurance premium

The life and disability insurance premium recorded a gain of Ch$1,438.5 million in 1H13, a decrease of Ch$615.4 million (30.0%) as compared to the gain recorded in 1H12.

The aforementioned result was driven by a lower reserve in provisions of Ch$731.4 million in the first half of 2013, as compared to the same period in 2012. Provida has maintained provisions for casualty rate over the amount required in the balance sheet of the insurance company, because the prospects are that the life and disability rates for annuities could be at lower average levels at the moment of paying casualties, than those prevailing in the market in the accounting period, which is the rate ultimately used by the insurer to value the reserves for casualties. But since the casualties pending of payment have been reduced, and also the difference between estimations and the effective costs, the adjustments in provisions has diminished in recent months.

The latter was partially offset by a lower expense in temporary premium of Ch$116.0 million, since 1H12 was affected by the regularization process of residual and unprocessed contributions made by IPS with the corresponding premiums related to that collection.

Employee expenses

Employee expenses amounted to Ch$19,525.6 million in 1H13, an increase of Ch$4,796.8 million or 32.6% with respect to 1H12. This result was basically driven by higher expenses in wages and salaries paid to personnel during the period in connection with a greater staff of both administrative and sales employees. In detail, the evolution is explained as follows:

•
In 1H13, wages and salaries of administrative personnel were Ch$10,579.7 million, increasing by Ch$2,057.0 million or 24.1% as compared to the same period in 2012. This result was basically attributable to higher expenses incurred in fixed compensation and benefit allowances due to a greater staff maintained in the period since the personnel of BBVA Servicios Corporativos that rendered services to Provida were transferred to the Company as permanent staff in September 2012. Additionally, the period recorded higher variable-based compensations paid to chiefs and supervisors of sales, mainly related to awards of the commercial plan.

In figures, the average administrative staff of Provida was 1,041 workers in 1H13, increasing by 12.7% with respect the average staff in the same period in 1H12 (924 administrative workers). By comparing the end of each period, the administrative staff increased by 15.6%, from 919 in June 2012 to 1,062 workers in June 2013.

•
Wages and salaries of sales personnel were Ch$7,235.4 million in 1H13, an increase of Ch$2,345.6 million or 48.0% as compared to the same period in 2012. Such increase was mainly triggered by higher variable-based compensations associated to higher commissions and awards paid to sales agents. In addition, the period recorded superior fixed compensations and higher benefit allowances. Such greater staff (since August 2012) was the outcome of the new distribution model destined to reinforce the Company’s leading market position and to capture, in a more qualified way, the most profitable customers with more potential of saving.

In figures, the average number of sales employees was 725 workers in 1H13, a 56.6% increase with respect to the number maintained in 1H12 (463 sales agents). With respect to the evolution at the end of each period, the sales force increased by 50.2% from 478 salespeople in June 2012 to 718 in June 2013.

•
Short-term benefits to employees were Ch$1,172.6 million in 1H13, an increase of Ch$416.1 million or 55.0% as compared to 1H12, since higher provisions for bonuses required in the semester, mainly due to a greater staff maintained.

•
In 1H13, indemnities were Ch$537.9 million, a decrease of Ch$21.9 million or 3.9% with respect to 1H12. This figure was basically driven by lower indemnities of Ch$131.5 million paid to sales personnel, which were partially offset by higher indemnities paid to administrative personnel (Ch$109.5 million).

Depreciation and amortization expenses

The depreciation and amortization expenses totaled Ch$4,390.4 million in 1H13, an increase of Ch$140.7 million or 3.3% with respect to 1H12. This increase was basically caused by higher amortization expenses related to enhancements for the Unified Platform recorded in the period.

•
The depreciation expense was Ch$1,116.6 million in 1H13, a decrease of Ch$28.7 million or 2.5% with respect to the same period in 2012. This result was mainly the outcome of lower depreciation of computer hardware.

•
The amortization expense was Ch$3,273.7 million in 1H13, an increase of Ch$169.4 million or 5.5% with respect to the same semester in 2012. This increase was basically attributable to higher amortization costs in intangibles, associated to enhancements for the Unified Platform.

Impairment losses

The 1H13 did not record impairment losses that translated into a positive variation of Ch$176.2 million with respect to the impairment losses recorded in 1H12. Impairment losses in 1H12 related to devaluation of a real estate, not used by the Company in its business activities, located in Santiago city. The loss originated from the difference between the book value and the market value made in June 2012. The latter due to the Company’s policy of assessing its main fixed assets (real estate over Ch$40.0 million) every three years or earlier if there is any evidence of impairment.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$15,536.2 million in 1H13, an increase of Ch$78.8 million or 0.5% with respect to 1H12. This result was attributable to the following:

•
Marketing expenses were Ch$827.4 million in 1H13, a decrease of Ch$33.1 million or 3.8% with respect to the same period in 2012. This variation was basically due to lower expenses in publicity, since 1H12 recorded higher expenses intended to promote contributions of self-employed, as well as voluntary savings.

~~•~~
Data processing expenses were Ch$2,068.0 million in 1H13, an increase of Ch$105.5 million or 5.4% with respect to 1H12. This result was mainly sustained by higher expenses in maintenance of network equipments and installations.

•
Administration expenses amounted to Ch$11,208.9 million in 1H13, an increase of Ch$193.1 million or 1.8% as compared to the same period in 2012. This increase was basically attributable to higher expenses in operational write-offs related to uncollectability and reviews of process required by the Superintendency of Pensions, adding higher expenses in services rendered by third parties related to outsourcing services and pension payments. Partially offsetting the latter were lower costs related to the advisory paid to BBVA Servicios Corporativos, since the amendment to the contract made in September 2012, which implied the transfer of personnel previously mentioned, and fewer services provided, which involved a lower annual cost for such services.

•
Other operating expenses amounted to Ch$1,431.8 million in 1H13, lower by Ch$186.7 million or 11.5% with respect to the same period in 2012, mainly attributable to lower costs in qualification of disability, basically related to medical fees and clinical examinations.

Financial income (expenses)

Financial income (expense) was Ch$1,607.2 million in 1H13, an increase of Ch$32.3 million or 2.1% with respect to the same semester of 2012. The positive variation was driven by higher Company’s liquidity levels stemming from the sales of equity interests held in AFORE Bancomer and AFP Horizonte in the first quarter of 2013.

Share of the profit (loss) from equity accounted associates

In 1H13, share of the profit (loss) from equity accounted associates was Ch$3,653.8 million, a decrease of Ch$2,839.0 million or 43.7% with respect to 1S12. This result was mainly boosted by the sale of equity interests held in AFP Horizonte in Peru and AFORE Bancomer in Mexico, which translated into a negative result in the aggregate of Ch$3,763.2 million. The aforementioned result was partially offset by the positive result achieved by local associates that jointly generated a positive variation of Ch$924.2 million, mainly due to a better result recorded by AFC (Ch$828.5 million). This result due to AFC acquired the shares held by AFP Habitat in 1H13, so all AFPs increased its shareholding over the shares with economic rights. Therefore, Provida now has 49.2% of the shares with economic right of the AFC.

Company	Country	1H13	1H12	Change	%

		(Millions of Chilean pesos, except percentages)

AFC	Chile	2,060.9	1,232.4	828.5	67.2%
DCV	Chile	69.4	59.3	10.1	16.9%
Previred	Chile	1,523.5	1,437.8	85.7	6.0%
Bancomer	Mexico	-	1,967.0	(1,967.0)	-100.0%
Horizonte	Peru	-	1,796.2	(1,796.2)	-100.0%

TOTAL		3,653.8	6,492.7	(2,839.0)	-43.7%

The local related associates are: Servicios de Administración Previsional S.A. (“PreviRed.com”) an electronic collection company in which Provida holds a 37.9% ownership; Sociedad Administradora de Fondos de Cesantía de Chile S.A. (“AFC”) a company that administers unemployment funds in accordance with the Law 19,728, where Provida has a 49.2% ownership and Inversiones DCV S.A. (“DCV”), an entity whose main purpose is to invest in entities engaged in public offerings of securities and where Provida participates with a 23.14% stake, being the rest of its main shareholders other AFPs in the industry, as the other two local investments (AFC and PreviRed.com), as well as other financial institutions that also participate.

Exchange differences

In 1H13, exchange differences recorded gains for Ch$53.4 million, rising by Ch$100.5 million with respect to losses recorded in the same period in 2012. This result was attributable to the exposure level in dollars held by the Company in the first months of the year, as a consequence of sales of equity interests held in Mexico and Peru, and the fluctuations in the exchange rate during the period.

Other non-operating revenues

Other non-operating revenues were Ch$66,982.0 million in 1H13, an increase of Ch$64,942.0 million as compared to the same semester in 2012. This result was basically attributable to profits before taxes stemming from the sale of equity interests held in the associates AFORE Bancomer in Mexico of Ch$38,755.2 million and AFP Horizonte in Peru of Ch$26,833.9 million.

Income tax expense

In 1H13, income tax expense was Ch$22,669.4 million, higher by Ch$11,491.3 million or 102.8% with respect to 1H12, basically due to higher profits before taxes attained in the semester, including profits on the sale of equity interests held in AFORE Bancomer and AFP Horizonte in Peru.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$342,867.4 million as of June 30, 2013, a decrease of Ch$64,107.9 million or 15.8% with respect to December 31, 2012. This result was basically attributable to lower current assets (Ch$63,720.2 million) mainly referred to lower assets held for sale in connection with associates companies that were sold in the first quarter of 2013 (1Q13), and lower level of liquid assets that financed the dividends payments at the end of May 2013.

•
As of June 30, 2013, current assets were Ch$55,576.3 million, decreasing by Ch$63,720.2 million or 53.4% with respect to December 31, 2012. This variation was partly attributable to lower assets held for sale of Ch$26,430.6 million since the closing of 2012 included the associates AFORE Bancomer in Mexico and AFP Horizonte in Peru, whose equity interests were sold during 1Q13. It is worth mentioning that such associates were classified in such line item in November 2012, when Provida Internacional was studying the alternatives of selling such investments.

In addition, the period recorded lower financial assets at fair value with effect in results of Ch$17,395.9 million, and lower cash and cash equivalent of Ch$6,791.2 million, basically due to the distribution of a final dividend corresponding to 2012 profits, an effect partially offset by cash flows generated from the recurring business during the first semester of the year. Additionally, there were lower balances in receivables accounts from current taxes of Ch$8,275.2 million due to inferior temporary monthly payments, due to the comparison was for 6 cumulative months against 12 cumulative months.

Moreover, 1H13 registered lower receivables from related companies of Ch$3,110.4 million, basically related to BBVA Seguros de Vida S.A. (Ch$2,574.3 million) as the life and disability insurance contract is in a run-off stage, and the amount of casualty payments temporary financed by Provida has decreased.

•
Non-current assets amounted to Ch$287,291.1 million as of June 30, 2013, a decrease of Ch$387.8 million or 0.1% with respect to December 31, 2012. This variation was basically attributable to lower intangible assets of Ch$2,868.9 million, given the corresponding amortization costs of the customer list arisen from local AFPs acquisitions (Protección, Unión and El Libertador).

In addition, the period recorded lower assets for deferred taxes of Ch$1,460.4 million, as per the cancellation of the asset generated in 2012 for the classification of the investments in AFORE Bancomer and AFP Horizonte as assets held for sale, since those companies were sold in 1Q13. Moreover, the period recorded inferior property, plant and equipment of Ch$880.2 million given the amortization of the semester and the sale of real estate not used as branch offices in 1H13, effects partly offset by enhancements made in real estate and IT technology.

The aforementioned was partially offset by higher mandatory investments of Ch$4,320.6 million, due to normal contributions in the growing salary base of clients and the positive average return of pension funds during the period. Additionally, the semester recorded higher profits from associates accounted for using equity method of Ch$344.7 million, basically related to share in retained profits during the first half, an effect partly offset by the distribution of dividends and the reduction of capital made by AFC.

Liabilities

Total liabilities amounted to Ch$101,178.4 million as of June 30, 2013, an increase of Ch$8,876.9 million or 9.6% with respect to December 31, 2012. This result was basically attributable to higher current liabilities (Ch$8,860.9 million), mainly due to higher trade and other payables related to minimum dividends, which were partially offset by inferior provisions and accounts payables for current taxes in light of the liquidation of taxes corresponding to the period 2012, but made in April 2013.

•
Current liabilities amounted to Ch$66,634.7 million as of June 30, 2013, a growth of Ch$8,860.9 million or 15.3% with respect to December 31, 2012. This variation was attributable to higher trade and other payables of Ch$19,253.5 million, due to superior level of minimum legal dividends equivalent to 30% of profits recorded in the semester, which was affected by the sale of equity interests in the associates in Mexico and Peru, and also the fact that the close of 2012 incorporated minimum dividend amounts that were adjusted by the temporary dividend paid in October.

The latter was partially offset by lower accounts payables for current taxes of Ch$6,138.9 million, due to the payment of taxes corresponding to the year 2012 during the income tax settlement process made in April 2013, an amount which had been provisioned as of December 2012. However, although profits accrued in the first semester of 2013 involved an obligation of similar impact than the one of year 2012, foreign taxes already paid in the sale of AFORE Bancomer in Mexico’s and AFP Horizonte in Peru’s equity interests constituted a credit that translated into a lower payable account at the close of June 2013.

In addition, the period recorded lower provisions of Ch$4,120.4 million for unfavorably casualty rate, since the contract, in a run off stage, has decreased those casualties pending of payments, and benefits have been paid at a lower cost than the one provisioned, decreasing the liability acknowledged for this concept. Moreover, the period recorded lower provisions for profit bonuses of 2012 since benefits were paid in 1Q13.

•
Non-current liabilities amounted to Ch$34,543.8 million as of June 30, 2013, an increase of Ch$16.0 million or 0.0% with respect to December 31, 2012. This result was due to higher liabilities for deferred taxes (Ch$70.7 million), basically related to gains from mandatory investments during the period, which were almost offset by lower interest-bearing borrowings (Ch$31.2 million) due to lower long term leasing obligations, as well as, inferior other non-current liabilities (Ch$23.5 million) related to lower provisions for responsibility referred to pensions from BHC (former Unión) and lower guarantees received for own properties currently leased.

Shareholders’ equity

Total shareholders’ equity amounted to Ch$241,688.9 million as of June 30, 2013, decreasing by Ch$72,984.8 million or 23.2% with respect to December 31, 2012. This result was basically the outcome of the distribution of the definite dividend corresponding to year 2012 of Ch$70,901.8 million, and the extraordinary dividend against retained profits of periods previous to 2012 of Ch$82,335.5 million (equivalent to cash flows net of taxes generated from the sale of equity interests in Mexico and Peru), both paid in May 2013. The above was partially offset by the net profit of the minimum legal dividend (30% of the profit) accrued in 1H13.

Exchange rate

As of June 30, 2013, the exchange rate was Ch$507.16 per dollar, while at the same date in 2012, it was Ch$501.84 per dollar. In 1H13, the Chilean peso depreciated by 5.67% against the dollar, while in 1H12 the Chilean peso appreciated by 3.34%.

COMPREHENSIVE INCOME STATEMENT

	1H13	1H12	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	86,091.4	82,992.8	3,098.6	3.7%
Gain on mandatory investments	2,980.5	5,811.7	(2,831.2)	-48.7%
Life and disability insurance premium expense (less)	1,438.5	2,053.8	(615.4)	-30.0%
Employee expenses (less)	(19,525.6)	(14,728.8)	(4,796.8)	32.6%
Depreciation and amortization (less)	(4,390.4)	(4,249.7)	(140.7)	3.3%
Impairment losses (less)	-	(176.2)	176.2	-100.0%
Miscellaneous other operating expenses (less)	(15,536.2)	(15,457.3)	(78.8)	0.5%
Finance costs (less)	(11.5)	(17.8)	6.4	-35.7%
Income (loss) from investments	1,607.2	1,575.0	32.3	2.1%
Share of the profit (loss) from equity accounted associates	3,653.8	6,492.7	(2,839.0)	-43.7%
Exchange differences	53.4	(47.2)	100.5	213.1%
Other non-operating income	66,982.0	2,040.0	64,942.0	3183.5%
Other non-operating expenses (less)	(229.0)	(218.1)	(10.9)	5.0%

PROFIT (LOSS) BEFORE TAX	123,114.0	66,070.9	57,043.1	86.3%

Income tax expense	(22,668.5)	(11,177.2)	(11,491.3)	102.8%
Profit (loss) after tax from continuing operations	100,445.5	54,893.7	45,551.8	83.0%

PROFIT (LOSS)	100,445.5	54,893.7	45,551.8	83.0%

STATEMENT OF FINANCIAL POSITION

	6/30/2013	12/31/2012	Change	%
	(Millions of Chilean pesos, except percentages)

Current assets	55,576.3	119,296.5	(63,720.2)	-53.4%
Non-current assets	287,291.1	287,678.8	(387.8)	-0.1%

TOTAL ASSETS	342,867.4	406,975.3	(64,107.9)	-15.8%

Current liabilities	66,634.7	57,773.8	8,860.9	15.3%
Non-current liabilities	34,543.8	34,527.7	16.0	0.0%

Shareholders' Equity	241,688.9	314,673.8	(72,984.8)	-23.2%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	342,867.4	406,975.3	(64,107.9)	-15.8%

CASH FLOW STATEMENT

	1H13	1H12	Change	%
	(Millions of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	36,246.1	48,015.0	(11,768.9)	-24.5%
Cash flow from (used in) operations	48,329.1	50,388.6	(2,059.5)	-4.1%
Cash flow from (used in) other operating activities	(12,083.0)	(2,373.6)	(9,709.3)	409.0%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	110,478.6	(12,501.2)	122,979.8	983.7%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(153,515.9)	(58,077.8)	(95,438.1)	164.3%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(6,791.2)	(22,564.0)	15,772.8	-69.9%

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE SECOND QUARTER OF 2013

Profit

In the second quarter of 2013 (2Q13), the Company recorded a profit of Ch$21,468.9 million, a slight decrease of Ch$105.0 million or 0.5% with respect to profit recorded in the second quarter of 2012 (2Q12).

As it has been the trend throughout recent years, revenues continued recording an increase of Ch$2,233.4 million sustained by the growth in fee income (Ch$2,871.8 million) due to the rising salary base stemming from superior taxable income of contributors.

Regarding operating expenses, they increased by Ch$3,047.7 million, mainly driven by higher employee expenses (Ch$2,544.0 million), as a consequence of a greater staff of both, administrative and sales personnel maintained in the quarter. In relation with administrative personnel, the increase was the result of transferring workers from BBVA Servicios Corporativos to Provida’s permanent personnel in September 2012. Likewise, the greater number of sales personnel was determined by the implementation since August 2012 of a new distribution model destined to improve the profile of sales agents.

As a counterpart, the period recorded savings in advisories given the amendment of the contract with BBVA Servicios Corporativos that were not enough to offset the increase in operating expenses related to marketing, data processing and operational write-offs.

Mandatory investments recorded a loss in the quarter that, however, was lower than the loss registered in 2Q12; involving a positive deviation of Ch$2,315.5 million mainly due to lower losses recorded by foreign stock markets of developed economies.

Regarding the non-operating result, profits from associates were lower by Ch$926.8 million as a result of the sale of equity interests held in AFP Horizonte in Peru and AFORE Bancomer in Mexico in 1Q13. Likewise, other non-operating revenues recorded a negative result of Ch$595.0 million, basically explained by reimbursements from insurers in 2Q12 due to earthquake policy.

During 2Q13, earnings per share (each ADR represents fifteen shares) were Ch$64.80 as compared to Ch$65.12 obtained in 2Q12.

Revenues

In 2Q13, revenues were Ch$42,914.1 million, an increase of Ch$2,233.4 million or 5.5% with respect to the same period in 2012. This result was basically driven by higher fee income of Ch$2,871.8 million in view of the growth observed in mandatory contributions, an effect partially offset by lower other revenues of Ch$638.5 million, basically due to inferior financial revenues from life and disability insurance, as well as, lower revenues from the AFP Génesis in Ecuador.

•
Fee income was Ch$40,569.7 million in 2Q13, an increase of Ch$2,871.8 million (7.6%) with respect to the same quarter in 2012. This result was basically driven by higher mandatory contributions given the growth experienced by salary base (7.8%), mainly explained by the increase in the contributors’ taxable income.

In keeping with the growing trend of the salary base of clients, Provida has maintained its leading position in the pension industry with average market shares of 36% in terms of number of participants, 34% in terms of contributors and 27% in terms of salary base. In figures, during 2Q13 the average number of contributors was 1,792,652 and the monthly average salary base was US$1,653.0 million.

•
Other revenues amounted to Ch$2,344.4 million in 2Q13, decreasing by Ch$638.5 million (21.4%) with respect to 2Q12. This result was partly the outcome of lower other revenues of Ch$432.9 million mainly stemming from inferior revenues from operations attained by AFP Génesis in Ecuador; inferior revenues for services rendered to AFC and lower fees received from other AFPs. In addition, the period recorded lower financial revenues of Ch$205.6 million or 75.2% associated to the run-off stage of the life and disability insurance contract with the consequent decreasing flows, and lower returns obtained in the quarter.

Gains on mandatory investments

During 2Q13, mandatory investments recorded a loss of Ch$1,145.6 million, lower by Ch$2,315.5 million with respect to the loss recorded in 2Q12. The weighted average nominal return of pension funds was -0.46% in 2Q13, which is compared to -1.57% recorded in 2Q12. Although both periods recoded losses, the stock exchanges of developed countries exhibited better results in 2Q13: MSCI World-0.1%; Japan +10.4%; USA +2.4% and y Europe -3.4%, versus 2Q12: MSCI World -5.6%; Japan -9.7%, USA -3.0% and Europe -3.1%.

Life and disability insurance premium

In 2Q13, the life and disability insurance premium recorded gains of Ch$722.3 million, lower by Ch$130.1 million (15.3%) with respect to gains registered in 2Q12. This result was sustained by a minor adjustment of Ch$135.0 million made in provisions as compared to the same quarter of 2012, given the period of time passed, that is, more than a year in the process of paying casualties.

Employee expenses

Employee expenses amounted to Ch$9,963.6 million in 2Q13, an increase of Ch$2,544.0 million or 34.3% with respect to 2Q12. This result was basically triggered by higher wages and salaries to administrative, as well as to sales personnel. In more detail, this evolution is explained below:

•
Wages and salaries of administrative personnel amounted to Ch$5,557.7 million in 2Q13, higher by Ch$1,137.1 million or 25.7% with respect to the figure recorded in the same quarter of 2012. This result was driven by a greater staff maintained in the quarter, as per the personnel transferred from BBVA Servicios Corporativos towards AFP Provida’s permanent personnel (September 2012), which translated into higher expenses in fixed compensations and benefit allowances. As a counterpart, lower advisories have been paid to BBVA Servicios Corporativos.

In figures, the average administrative staff was 1,047 workers in 2Q13, while in the 2Q12 it was 927, an increase of 12.9% (120 workers).

•
Wages and salaries of sales personnel amounted to Ch$3,747.3 million in 2Q13, an increase of Ch$1,287.5 million or 52.3% with respect to the same quarter in 2012. As mentioned above, this variation was boosted by a greater staff maintained since August 2012 as a new distribution model was implemented destined to have a more qualified sales force. The latter has involved to record higher expenses in variable-based compensations (commissions and awards), higher fixed compensations and benefit allowances.

In figures, the average number of sales agents was 762 workers in 2Q13, an increase of 56.9% with respect to the number maintained in 2Q12 (485 sales agents).

•
Short term benefits to employees amounted to Ch$506.6 million in 2Q13, an increase of Ch$302.1 million or 147.7% with respect to 2Q12, given a higher provision for bonuses required in the quarter, especially for administrative staff due to a greater number of employees maintained in the quarter.

•
Indemnities were Ch$151.9 million in 2Q13, a decrease of Ch$182.8 million or 54.6% regarding 2Q12. This result was basically the outcome of lower indemnities paid to both administrative and sales personnel.

Depreciation and amortization expenses

The depreciation and amortization expenses were Ch$2,209.9 million in 2Q13, an increase of Ch$76.0 million or 3.6% with respect to 2Q12. This result was basically driven by higher amortization costs of intangibles associated with the Unified Platform.

~~•~~
In 2Q13, depreciation expenses were Ch$566.4 million, a decrease of Ch$9.3 million or 1.6% with respect to the expense recorded in 2Q12. This result was attributable to lower expenses in all the component lines of Provida’s individual result (Ch$16.3 million), mainly in depreciation of IT hardware.

•
The amortization expenses in 2Q13 were Ch$1,643.4 million, an increase of Ch$85.3 million or 5.5% with respect to the same quarter of last year, attributable to higher amortization of intangibles associated to developments of the Unified Platform.

Impairment losses

2Q13 recorded no impairment losses that translated into a positive variation of Ch$176.2 million, given impairment losses recorded in 2Q12. Such losses recorded in the same period of last year were originated from the difference between the book value and the market value made in June 2012 of a real estate, not used by Provida in its business operations, corresponding to a property located in Santiago city. This, due to the Company has a policy of assessing its main fixed assets every three years (or earlier if there is any evidence of impairment).

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$8,008.6 million in 2Q13, an increase of Ch$373.6 million or 4.9% with respect to 2Q12. This result was driven by higher administration and data processing expenses.

•
Marketing expenses were Ch$333.2 million in 2Q13, higher by Ch$73.9 million or 28.5% with respect to same quarter in 2012. This result was attributable to higher expenses in publicity related to written media.

•
Data processing expenses were Ch$1,111.4 million in 2Q13, an increase of Ch$108.4 million or 10.8% with respect to 2Q12. This increase was basically driven by higher expenses related to development of minor projects that will not be activated, to maintenance of network equipments and installations and to maintenance of systems.

•
Administration expenses amounted to Ch$5,857.8 million in 2Q13, an increase of Ch$277.1 million or 5.0% with respect to the same quarter of 2012. Despite the period recorded lower expenses in advisories due to the amendment of the contract with BBVA Servicios Corporativos, those savings were offset mainly by higher operational write-offs related to uncollectibility matters and reviews requested by the Superintendency of Pensions.

•
Other operating expenses were Ch$706.2 million in 2Q13, a decrease of Ch$85.7 million or 10.8% with respect to the same period in 2012. This positive result was explained by inferior costs in disability qualification, referred to medical fees, clinical examinations, trips and accommodations.

Financial income (expenses)

Financial income (expenses) for 2Q13 amounted to Ch$924.4 million, decreasing by Ch$64.8 million (6.6%) as compared to the same quarter in 2012. This result was due to the fact that in 2Q12 the Company recorded a higher level of liquidity and higher returns on such investments were obtained as well.

Share of the profit (loss) from equity accounted associates

Share of the profit (loss) from equity accounted associates was Ch$2,196.4 million in 2Q13, lower by Ch$926.8 million or 29.7% with respect to 2Q12. This result was generated by the sale of equity interests held in AFP Horizonte in Peru and AFORE Bancomer in 1Q13, which led to record lower profits in the aggregate of Ch$1,661.9 million. Moreover, local associates partly offset the above result with better profits of Ch$735.1 million, basically due to higher profits generated from AFC (Ch$668.7 million). This result, as mentioned in the 1H13 report, due to AFC acquired the shares of AFP Habitat, which led the rest of AFPs to increase its shareholding in shares with economic rights of AFC, so that Provida has now a 49.2% of the shares.

Company	Country	2Q13	2Q12	Change	%

		(Millions of Chilean pesos, except percentages)

AFC	Chile	1,363.8	695.2	668.7	96.2%
DCV	Chile	37.2	32.7	4.5	13.7%
Previred	Chile	795.4	733.5	61.9	8.4%
Bancomer	Mexico	-	953.9	(953.9)	-100.0%
Horizonte	Peru	-	707.9	(707.9)	-100.0%

TOTAL		2,196.4	3,123.2	(926.8)	-29.7%

Exchange differences

The exchange differences generated losses of Ch$67.4 million in 2Q13, negative by Ch$41.1 million with respect to the losses recorded in 2Q12. This result was attributable to the exposure level in dollars held by the Company, specifically in April 2013, as a consequence of time deposits held in that currency, equivalent to cash flows received from the aforementioned sales of equity interest in the associates, and also the appreciation effect of Chilean peso against the dollar recorded in that month (0.2%).

Other non-operating revenues

Other non-operating revenues were Ch$529.2 million in 2Q13, a decrease of Ch$595.0 million or 52.9% with respect to the same quarter of 2012. This result was basically explained by the positive effect of reimbursements from insurers in June 2012 due to the earthquake.

Income tax expense

The income tax expense amounted to Ch$4,235.5 million in 2Q13, almost in line with the expense recorded in 2Q12 (Ch$4,226.8 million), which is in accordance with the taxable basis.

Exchange rate

In 2Q13, a depreciation of 7.44% of Chilean peso against the dollar was recorded, the same as in 2Q12 when it was 2.95%.

COMPREHENSIVE INCOME STATEMENT

	2Q13	2Q12	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	42,914.1	40,680.7	2,233.4	5.5%
Gain on mandatory investments	(1,145.6)	(3,461.1)	2,315.5	-66.9%
Life and disability insurance premium expense (less)	722.3	852.4	(130.1)	-15.3%
Employee expenses (less)	(9,963.6)	(7,419.6)	(2,544.0)	34.3%
Depreciation and amortization (less)	(2,209.9)	(2,133.9)	(76.0)	3.6%
Impairment losses (less)	-	(176.2)	176.2	-100.0%
Miscellaneous other operating expenses (less)	(8,008.6)	(7,634.9)	(373.6)	4.9%
Finance costs (less)	(5.7)	43.0	(48.8)	-113.3%
Income (loss) from investments	924.4	989.2	(64.8)	-6.6%
Share of the profit (loss) from equity accounted associates	2,196.4	3,123.2	(926.8)	-29.7%
Exchange differences	(67.4)	(27.6)	(39.8)	144.5%
Other non-operating income	529.2	1,124.2	(595.0)	-52.9%
Other non-operating expenses (less)	(181.2)	(158.7)	(22.5)	14.2%

PROFIT (LOSS) BEFORE TAX	25,704.4	25,800.7	(96.4)	-0.4%

Income tax expense	(4,235.5)	(4,226.8)	(8.6)	0.2%
Profit (loss) after tax from continuing operations	21,468.9	21,573.9	(105.0)	-0.5%

PROFIT (LOSS)	21,468.9	21,573.9	(105.0)	-0.5%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	August 16, 2013	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	August 16, 2013	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.